                                                                                                                          300 S.E. 2nd Street

                                                                                                     Fort Lauderdale, FL 33301-1923

                                                                                                                             tel 954.527.7500

                                                                                                                            fax 954.847.2288

August 16, 2018

Filed via EDGAR

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Templeton Frontier Markets Fund (the “Fund”), a series
of Templeton Global Investment Trust

Dear Ms. White:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Lisa A. Duda on July 26, 2018 with regard to the preliminary proxy statement for the Fund that was filed on Schedule 14A with the Commission on July 23, 2018 (the “Proxy Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Proxy Statement.

1.         Comment:  On page 7 of the Proxy Statement, disclose what would happen to the provisions in the New FTIME IM Agreement that accommodate the Manager of Managers Structure if the New FTIME IM Agreement is approved by shareholders, but the proposal regarding the Fund’s use of the Manager of Managers Structure is not approved by shareholders.

            Response:  The following disclosure has been added as the last sentence of the first paragraph under the heading “Are there any material differences between the New FTIME IM Agreement and the Fund’s current investment management agreement?” on page 7 of the Proxy Statement:

If the New FTIME IM Agreement is approved by shareholders but the Manager of Managers Structure (see Proposal 4 below) is not approved by shareholders, the provisions of the New FTIME IM Agreement would generally require the approval of the Fund’s shareholders for the Investment Manager to enter into new or amended subadvisory agreements.

2.         Comment:  Make prominent (e.g., bold face) the disclosure under the heading “Other Matters” regarding how shareholders may obtain financial statements and shareholder reports for the Fund per Item 22(a)(3)(iii) of Schedule 14A.

Response:  The disclosure under the heading “Other Matters” now appears in bold face.

U.S. Securities and Exchange Commission

August 16, 2018

Please do not hesitate to contact Lisa Duda at (215) 564-8143 or in her absence Kristin Ives at (215) 564-8037, if you have any questions or wish to discuss any of the responses presented above.

                                                                                    Sincerely,

                                                                                    /s/ Lori A. Weber

Secretary and Vice President